APPENDIX C

For each Reporting Person listed below, the following table sets forth information regarding transactions in the Common Voting Shares and Class A Common Shares during the 60 days ended March 6, 2026, including the aggregate number of shares acquired or disposed of, the amount and source of the funds (if applicable), if any such funds were borrowed, a description of the transaction and the parties thereto, the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired or Disposed (as noted)	Date	Amount of Funds	Price Per Share (1)	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction
Corina S. Granado	260,000 Class A Common Shares (acquired)	March 3, 2026	$ 1.02 M	$3.9081 ($3.635 - $3.965)	market purchase	PF	n/a
Geraldine Scripps Granado	40,000 Class A Common Shares (acquired)	March 3, 2026	$ 0.16 M	$3.9081 ($3.635 - $3.965)	market purchase	PF	n/a
Monica Holcomb (previously the 2015 Trust)	7,500 Class A Common Shares (acquired)	March 3, 2026	$ 0.03 M	$3.9081 ($3.635 - $3.965)	market purchase	PF	n/a
Charles L. Barmonde	40,000 Class A Common Shares (acquired)	March 3, 2026	$ 0.16 M	$3.9081 ($3.635 - $3.965)	market purchase	PF	n/a
Peggy Scripps Evans	2,099 Class A Common Shares (acquired)	March 4, 2026	$ 0.01 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Anthony S. Granado	3,919 Class A Common Shares (acquired)	March 4, 2026	$ 0.02 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Rebecca Scripps Brickner	69,976 Class A Common Shares (acquired)	March 4, 2026	$ 0.29 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Eaton M. Scripps	27,990 Class A Common Shares (acquired)	March 4, 2026	$ 0.12 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Corina S. Granado	69,976 Class A Common Shares (acquired)	March 4, 2026	$ 0.29 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Margaret Scripps Klenzing	139,951 Class A Common Shares (acquired)	March 4, 2026	$ 0.58 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a

Elizabeth Scripps	2,099 Class A Common Shares (acquired)	March 4, 2026	$ 0.01 M	$4.1719 ($3.845 - $4.315)	market purchase	PF	n/a
Peggy Scripps Evans	2,324 Class A Common Shares (acquired)	March 5, 2026	$ 0.01 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Anthony S. Granado	4,339 Class A Common Shares (acquired)	March 5, 2026	$ 0.02 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Rebecca Scripps Brickner	60,266 Class A Common Shares (acquired)	March 5, 2026	$ 0.27 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Eaton M. Scripps	30,993 Class A Common Shares (acquired)	March 5, 2026	$ 0.14 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Corina S. Granado	60,266 Class A Common Shares (acquired)	March 5, 2026	$ 0.27 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Margaret Scripps Klenzing	120,534 Class A Common Shares (acquired)	March 5, 2026	$ 0.53 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Elizabeth Scripps	2,324 Class A Common Shares (acquired)	March 5, 2026	$ 0.01 M	$4.4258 ($4.15 to $4.49)	market purchase	PF	n/a
Margaret Scripps Klenzing	159,515 Class A Common Shares (acquired)	March 6, 2026	$ 0.74 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Rebecca Scripps Brickner	79,758 Class A Common Shares (acquired)	March 6, 2026	$ 0.37 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Peggy Scripps Evans	3,077 Class A Common Shares (acquired)	March 6, 2026	$ 0.01 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Elizabeth Scripps	3,077 Class A Common Shares (acquired)	March 6, 2026	$ 0.01 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Eaton M. Scripps	41,017 Class A Common Shares (acquired)	March 6, 2026	$ 0.19 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Anthony S. Granado	5,742 Class A Common Shares (acquired)	March 6, 2026	$ 0.03 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a
Corina S. Granado	79,758 Class A Common Shares (acquired)	March 6, 2026	$ 0.37 M	$4.6431 ($4.46 to $4.775)	market purchase	PF	n/a

(1) If the amount reported in the "Price Per Share" column contains a parenthetical below the reported price, then the reported price reflects a weighted average price for the shares sold. Such shares were sold in multiple transactions, each at a price within the range of prices set forth in the parenthetical below the weighted average price. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares sold at each separate price within the ranges set forth above.